Cascade Corporation
PO Box 20187
Portland, OR. 97294-0187
800 CASCADE (227.2233)

January 2, 2002

Dear Mr. Cannell:

        Thank you for your letter of December 10. The board of directors and management of Cascade Corporation are dedicated to maximizing long term value for our shareholders.

        Regarding your suggestion that the company hold a Dutch Auction, the board has and will continue to look into all methods in order to maximize shareholder value. The board has periodically authorized share buy back programs and we currently have one under way. This has provided liquidity for shareholders as well as boosting our book value and aiding our long-term shareholders.

        Given the uncertainties in the economy with a capital goods recession going on, the level of current debt in the company and the difficulties in the credit markets, the company does not believe this would be an appropriate time to consider incurring the substantial amount of new debt which would be required to facilitate a Dutch Auction.

        The company's debt agreements currently restrict its ability to tender for existing debt at par; I should add that the structure of a major portion of the debt provides certain tax advantages.

        Europe is the largest market in the world for forklift attachments. The board and management agree the recent performance in Europe is substantially below the results we have been able to achieve in North America. As the company stated at the annual meeting, the greatest opportunity for Cascade's growth is to increase our market share and our performance in Europe. To that end, management and operations have been restructured in Europe and Cascade's number one priority is to improve European results. We can not afford to abandon the world's largest market for our product, but we intend to restore acceptable returns.

        The directors have continually considered the composition of the board. The absolute number of directors has provided the board with multiple points of view and has been beneficial. Having sat through numerous discussions, it is clear that the board is independent and well qualified. Regarding the geographic distribution of the directors, we believe the quality of the people is of primary importance. Given the international nature of Cascade's business, the board would be likely to look toward recruiting candidates from other parts of the world for future openings.

        Again, I would like to thank you for your letter. The board of directors and its management are dedicated to being responsive to our shareholders and dedicated to building long-term shareholder value. Please do not hesitate to contact me if you have additional comments, questions or suggestions.

Sincerely,

Greg H. Kubicek
Chairman of the Board

GHK/th